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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Platinum Energy Resources, Inc.
(Name of Subject Company (Issuer))

Pacific International Group Holdings LLC
KD Resources, LLC
Syd Ghermezian
(Name of Filing Person (Offerors))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

727659104
(CUSIP Number of Class of Securities)

Syd Ghermezian, Manager
Pacific International Group Holdings LLC
9440 West Sahara Avenue
Suite 240
Las Vegas, Nevada 89117
(702) 430-5800
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Jeffrey A. Legault
Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018-1405
(212) 813-8800

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)

$13,519,569.00	$1,569.62

(1)
Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $1.50 (i.e., the tender offer price) and (ii) 9,013,046, the estimated maximum number of shares of common stock, $0.0001 par value per share, of Platinum Energy Resources, Inc. ("Shares") that may be tendered pursuant to the tender offer. Such estimated maximum number of Shares represents the 22,606,476 Shares outstanding as of April 13, 2011, less the 13,593,430 Shares already directly beneficially owned by Pacific International Group Holdings LLC.

(2)
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $116.10 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, issued December 22, 2010.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,569.62
Form or Registration No.:	Schedule TO
Filing Party:	Pacific International Group Holdings, LLC
Date Filed:	Not May 26, 2011
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 2 amends and supplements Amendment No. 1 filed with the Securities and Exchange Commission ("SEC") on June 13, 2011 and the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Pacific International Group Holdings LLC, a Nevada limited liability company ("Pacific"), KD Resources, LLC, a Texas limited liability company and Syd Ghermezian in connection with its offer to purchase up to all the outstanding shares of common stock, $0.0001 par value per share (the "Shares"), of Platinum Energy Resources, Inc., a Delaware corporation ("Platinum"), not currently owned by Pacific, at a price of $1.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated May 26, 2011 (the "Offer to Purchase") and the related Letter of Transmittal dated May 26, 2011 (the "Letter of Transmittal"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO filed by Pacific with the SEC on May 26, 2011.

        The information in the Schedule TO, including all schedules, annexes and amendments thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Offer to Purchase.

1.
The signature page to the Schedule TO is hereby amended to add the signature block and signature of KD Resources, LLC.

2.
The Offer to Purchase and Items 1 and 4 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

  "On June 24, 2011, the Offerors extended the expiration of the Offer until 5:00 p.m., New York City time, on Friday, July 8, 2011, unless further extended. The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on Friday, June 24, 2011, was extended to permit the Offer to remain open for two weeks after the effectiveness of the amendments made to the Offer on June 24, 2011. The approximate number of Shares deposited as of June 24, 2011 is 7,179,586, which represents approximately 31.8% of the issued and outstanding shares of Platinum."

3.
The section of the Offer to Purchase entitled "SPECIAL FACTORS—Purpose and Structure of the Offer; The Offerors' Reasons for the Offer" is amended as follows:

a.
The last two paragraphs are hereby deleted in their entirety and replaced with the following two paragraphs:

    "Following the completion of the Offer and subsequent short-form merger, Pacific intends to incorporate a wholly-owned subsidiary in Delaware and merge such subsidiary in a short-form merger with and into Platinum, with Platinum continuing as the surviving corporation and a wholly-owned subsidiary of Pacific. Following the short-form merger, Pacific intends to combine Platinum's operations with the business operations of Pacific's affiliate KD Resources, LLC ("KDR"), another oil and gas company located in Texas. Combining the operations of Platinum and KDR would enable the two companies to benefit from certain economies of scale, including shared management. In addition, Platinum is a small company whose shares are thinly traded. In this context, it is difficult to justify the costs associated with Platinum's ongoing public reporting requirements. Taken together, the Offerors believe these economies of scale and reduced overhead costs will enable Platinum to better maximize its underlying value.

    We decided to pursue the Offer and subsequent short-form merger at this time because at the end of December 2010, an affiliate of Pacific entered into a transaction which enabled it to increase its equity ownership stake in KDR to 100%. Having consolidated their ownership stake in KDR, Pacific and its affiliates believed the time was opportune for Pacific to acquire the balance of the shares of Platinum which Pacific did not already own and combine Platinum with KDR in order to realize the efficiencies described above. Platinum considered several alternative transaction structures that might enable it to obtain 100% ownership of Platinum, including a long-form merger and an acquisition of Platinum's assets, and concluded that a tender offer followed by a short-form merger would be most efficient from a timing perspective.

4.
The section of the Offer to Purchase entitled "SPECIAL FACTORS—Plans for Platinum After the Offer; Certain Effects of the Offer" is amended as follows:

a.
The first sentence of the third paragraph is hereby amended and restated to read as follows:

    "In the short-form merger, we will merge a wholly-owned subsidiary of Pacific with and into Platinum."

5.
The section of the Offer to Purchase entitled "THE OFFER—Section 8—Certain Information Concerning the Offerors" is amended as follows:

a.
The title of the section of the Offer to Purchase entitled "THE OFFER—Section 8—Certain Information Concerning the Offerors" is amended and restated to read as follows:

    "THE OFFER—Section 8—Certain Information Concerning the Offerors and Persons Associated with the Offerors"

  b.
  The following paragraphs are hereby inserted after the third paragraph:

          "KD Resources, LLC is a Texas limited liability company with its principal offices located at 10101 Fondren Rd., Suite 570, Houston, TX 77096. The principal business of KD Resources, LLC is oil and gas exploration. KD Resources has not been (i) convicted in a criminal proceeding during the last five years, (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or (iii) subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

          Each of Al Rahmani, Mark Ghermezian, Martin Walrath and Victor David Rahmanian are members of the Platinum Board and are employees of affiliates of Pacific. Mr. Walrath is also the Chief Executive Officer of Platinum and Mr. Rahmanian is the Chief Operating Officer of Platinum. While none of Messrs. Rahmani, Walrath or Rahmanian or Mark Ghermezian are Offerors, they are associated with Pacific and accordingly set forth below is certain additional information concerning such individuals.

          Victor David Rahmanian is a United States citizen. Mr. Rahmanian has been the Chief Operating Officer of Platinum since January 31, 2011, and was originally appointed as the interim Chief Operating Officer of Platinum on October 28, 2010. Prior to joining Platinum, Mr. Rahmani held the position of Senior Vice President of Engineering and Development for Triple Five Worldwide Organization, LLC., a ("Triple Five") and served as a Managing Director of AR Development Inc., a technical engineering and financial services consulting firm between 1995 and December 2008. Mr. Rahmanian's principal business address is 11490 Westheimer Rd, Suite 1000, Houston, TX 77077. Mr. Rahmanian has not been convicted in any criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

          Al Rahmani is a Canadian citizen. Mr. Rahmani was the Chief Executive Officer of Platinum from April 13, 2010 through January 31, 2011, when he resigned for medical reasons. Mr. Rahmani was previously appointed as the Interim Chief Executive Officer of Platinum on March 2, 2009. Prior to joining Platinum, Mr. Rahmani held the position of Senior Vice President of Engineering and Development for Triple Five Worldwide Organization, LLC. Mr. Rahmani's principal business address is 11490 Westheimer Rd, Suite 1000, Houston, TX 77077. Mr. Rahmani has not been convicted in any criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

          Mark Ghermezian is a Canadian citizen. Mr. Ghermezian has been the President and CEO of KD Energy, LLC, an oil and gas exploration and production company, since November 2008, and has worked at KD Energy, LLC for the past five years. Prior to his involvement with KD Energy, Mr. Ghermezian was an EVP of Business Development for IDT Corporation, (NYSE: IDT), the Founder, President, and CEO of XE Mobile, LLC, and the Founder, President, and CEO of Flush Media, Inc. His principal business address is 9440 West Sahara Ave., Suite 240, Las Vegas, NV 89117. Mark Ghermezian has not been convicted in any criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

          Martin Walrath is a United States citizen. Mr. Walrath has served as the Chief Executive Officer of Platinum since February 1, 2011. Mr. Walrath has been Senior Vice President, Corporate Finance of Triple Five National Development for the past five years. Mr. Walrath's principal business address is 9440 West Sahara Avenue, Suite 240, Las Vegas, NV 89117. Mr. Walrath has not been convicted in any criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor has he been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of federal or state securities laws.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 26, 2011 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(B)	Letter of Transmittal dated May 26, 2011 (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(D)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).

Exhibit No.	Description
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(F)	Summary Advertisement as published on May 26, 2011 in The Houston Chronicle (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(G)	Press release issued by the Offeror on May 26, 2011 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(b)	None.
(d)(1)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Tim G. Culp (incorporated by reference to Exhibit 99.5 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(2)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Michael G. Cunningham (incorporated by reference to Exhibit 99.6 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(3)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and The Patrick A Gerschel Living Trust dtd 9/23/1997 (incorporated by reference to Exhibit 99.7 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(4)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Hereford Holdings, LLC (incorporated by reference to Exhibit 99.8 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(5)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Toben A. Scott (incorporated by reference to Exhibit 99.9 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(6)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and William C. Glass (incorporated by reference to Exhibit 99.10 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(7)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Connie J. Culp (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(8)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Sam Nebenzahl (incorporated by reference to Exhibit 99.12 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(9)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Perry J. Radoff, P.C., Profit Sharing Plan (incorporated by reference to Exhibit 99.13 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(10)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Bradley Louis Radoff (incorporated by reference to Exhibit 99.14 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).

Exhibit No.	Description
(d)(11)	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Todd M. Yocham (incorporated by reference to Exhibit 99.15 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(12)
Letter Agreement, dated May 16, 2011, by and between Pacific International Group Holdings LLC and Keren Ohr Lanoar B (incorporated by reference to Exhibit 99.16 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 18, 2011).
(d)(13)
Letter Agreement, dated May 17, 2011, by and between Pacific International Group Holdings LLC and Arthur W. Tifford, P.A. (incorporated by reference to Exhibit 99.17 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 18, 2011).
(d)(14)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Larry A. Stapp and Frances N. Stapp (incorporated by reference to Exhibit 99.18 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(d)(15)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Chris Bosecker (incorporated by reference to Exhibit 99.19 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(d)(16)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Ted Bosecker (incorporated by reference to Exhibit 99.20 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

Item 16.    Exhibits.

Exhibit No.	Description
(c)	None.
(f)
Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule A of the Offer to Purchase filed as Exhibit (a)(1)(A) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 24, 2011

PACIFIC INTERNATIONAL GROUP HOLDINGS LLC
/s/ SYD GHERMEZIAN
Name:	Syd Ghermezian
Title:	Manager
SYD GHERMEZIAN
/s/ SYD GHERMEZIAN
KD RESOURCES, LLC
/s/ SYD GHERMEZIAN
Name:	Syd Ghermezian
Title:	Manager

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 26, 2011 (incorporated by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(B)	Letter of Transmittal dated May 26, 2011 (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(D)
Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(E)
Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(F)	Summary Advertisement as published on May 26, 2011 in The Houston Chronicle (incorporated by reference to Exhibit (a)(1)(F) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(a)(1)(G)	Press release issued by the Offeror on May 26, 2011 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(b)	None.
(c)	None.
(d)(1)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Tim G. Culp (incorporated by reference to Exhibit 99.5 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(2)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Michael G. Cunningham (incorporated by reference to Exhibit 99.6 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(3)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and The Patrick A Gerschel Living Trust dtd 9/23/1997 (incorporated by reference to Exhibit 99.7 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(4)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Hereford Holdings, LLC (incorporated by reference to Exhibit 99.8 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(5)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Toben A. Scott (incorporated by reference to Exhibit 99.9 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(6)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and William C. Glass (incorporated by reference to Exhibit 99.10 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(7)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Connie J. Culp (incorporated by reference to Exhibit 99.11 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).

Exhibit No.	Description
(d)(8)	Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Sam Nebenzahl (incorporated by reference to Exhibit 99.12 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(9)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Perry J. Radoff, P.C., Profit Sharing Plan (incorporated by reference to Exhibit 99.13 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(10)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Bradley Louis Radoff (incorporated by reference to Exhibit 99.14 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(11)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Todd M. Yocham (incorporated by reference to Exhibit 99.15 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(d)(12)
Letter Agreement, dated May 16, 2011, by and between Pacific International Group Holdings LLC and Keren Ohr Lanoar B (incorporated by reference to Exhibit 99.16 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 18, 2011).
(d)(13)
Letter Agreement, dated May 17, 2011, by and between Pacific International Group Holdings LLC and Arthur W. Tifford, P.A. (incorporated by reference to Exhibit 99.17 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 18, 2011).
(d)(14)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Larry A. Stapp and Frances N. Stapp (incorporated by reference to Exhibit 99.18 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(d)(15)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Chris Bosecker (incorporated by reference to Exhibit 99.19 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(d)(16)
Letter Agreement, dated May 19, 2011, by and between Pacific International Group Holdings LLC and Ted Bosecker (incorporated by reference to Exhibit 99.20 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on May 23, 2011).
(e)(1)
Letter Agreement, dated April 21, 2011, by and between Pacific International Group Holdings LLC and Tim G. Culp (incorporated by reference to Exhibit 99.5 of the Schedule 13D/A filed by Pacific and Syd Ghermezian on April 22, 2011).
(f)
Section 262 of the Delaware General Corporation Law (incorporated by reference to Schedule A of the Offer to Purchase filed as Exhibit (a)(1)(A) of the Schedule TO filed by Pacific and Syd Ghermezian on May 26, 2011).
(g)	None.
(h)	None.

QuickLinks

  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
  Item 16. Exhibits.
SIGNATURES
EXHIBIT INDEX